April 30, 2021

Jay Mumford
Senior Attorney

Office of Manufacturing

Division of Corporation Finance

Securities and Exchange Commission

Washington DC 20549

Re:  Aptera Motors Corp.

Offering Statement on Form 1-A

Filed on March 9, 2021

File No. 024-11479

Dear Mr. Mumford:

We acknowledge receipt of the comments in the letter dated April 5, 2021 from the staff of the Division of Corporate Finance (the “Staff”) regarding the Offering Statement of Aptera Motors Corp. (the “Company”), which we have set out below, together with our responses.

Offering Statement on Form 1-A filed March 9, 2021

Cover Page

1. Please revise the disclosure on the cover page and in the section entitled “Process of Subscribing” on page 18 to disclose that an investor's subscription is irrevocable.  In this regard, we note section 1(a) of the subscription agreement filed as exhibit 4.1.

The Company has amended its disclosures on the cover page and in the section entitled “Process of Subscribing” on page 18 to disclose that an investor’s subscription is irrevocable.

Summary, page 3

2. Please revise the disclosure in this section to discuss circumstances when the holders of Class B Common Stock would be entitled to vote.

The Company has revised the disclosure in the Summary section.

Thank you again for the opportunity to respond to your questions to the Offering Statement of Aptera Motors Corp. If you have additional questions or comments, please contact me at jamie@crowdchecklaw.com.

Sincerely,

/s/ Jamie Ostrow
Jamie Ostrow
Partner
CrowdCheck Law LLP

cc:   Thomas Jones, Securities and Exchange Commission

Charles Eastman, Securities and Exchange Commission

Andrew Blume, Securities and Exchange Commission

Chris Anthony, Chief Executive Officer, Aptera Motors Corp.